# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sweetgreen, Inc., CIK 0001477815
CUSIP: 87043Q108
Title of class of securities: Class A Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3101 West Exposition Blvd, Los Angeles, California (CA), 90018
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001697848

## Reporting persons
- Woodson Capital Management, LP: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.63% of the class)
- Woodson Capital Master Fund, LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,537,999; sole dispositive power 0; shared dispositive power 5,537,999; aggregate amount beneficially owned 5,537,999 (5.2% of the class)
- Woodson Capital General Partner, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.63% of the class)
- Woodson Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.63% of the class)
- James Woodson Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (5.63% of the class)

## Item 1. Issuer
Name of issuer: Sweetgreen, Inc.
Address of issuer's principal executive offices: 3101 West Exposition Blvd, Los Angeles, CA 90018

## Item 2. Person Filing
Name of person filing:
(i) Woodson Capital Master Fund, LP, a Cayman Islands exempted company ("Woodson Master "), with respect to the Shares held by it;

(ii) Woodson Capital General Partner, LLC, a Delaware limited liability company and the general partner of Woodson Master (the "Fund General Partner"), with respect to the Shares held by Woodson Master and other private funds;

(iii) Woodson Capital Management, LP, a Delaware limited partnership and the investment manager of Woodson Master (the "Investment Manager"), with respect to the Shares held by Woodson Master and other private funds;

(iv) Woodson Capital GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to the Shares held by Woodson Master and other private funds; and

(v) James Woodson Davis, a United States citizen and the sole managing member of the Investment Manager General Partner ("Woodson"), with respect to the Shares held by Woodson Master and other private funds.
Address of principal business office or, if none, residence: The address of the principal business office of (i) all of the Reporting Persons other than Woodson Master is 282 Railroad Avenue, Floor 2, Greenwich, CT 06830; and (ii) Woodson Master is Maples Corporate Services Limited, Ugland House Grand Cayman, KY1-1104 Cayman Islands.
Citizenship: The citizenship of each of the Reporting Persons is set forth in the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,000,000
Percent of class: 5.63%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Woodson Capital Management, LP: Doug Browman, Jr., Doug Browman, Jr./Chief Compliance Officer (12/29/2025)
- Woodson Capital Master Fund, LP: Doug Browman, Jr., Doug Browman, Jr./Chief Compliance Officer (12/29/2025)
- Woodson Capital General Partner, LLC: Doug Browman, Jr., Doug Browman, Jr./Chief Compliance Officer (12/29/2025)
- Woodson Capital GP, LLC: Doug Browman, Jr., Doug Browman, Jr./Chief Compliance Officer (12/29/2025)
- James Woodson Davis: James W. Davis, James W. Davis/Managing Member (12/29/2025)